Brandon Smith

Back to J. Johnson & Comp...

- Invest
- Portfolio
- Investment Account
- Bank Accounts
- Messages
- Switch to Fundraising View
- Return to Admin

LOCALSTAKE

Invest in J. Johnson & Company, LLC

Democratizing food business incubation and growth.

RALEIGH, NC · FOOD/BEV.

MESSAGE · SHARE · FOLLOW

$0 committed from 0 investors

Target **$67 k**



H.U.B.B. Kitchens Facility & Offerings
Copy link
OUR GOAL: COMMUNITY
This community shared-use kitchen can support the major increase in local culinary businesses.
Watch on YouTube

FUNDRAISE · UPDATES 0 · DISCUSSION 0

$100 · COMMIT TO INVEST

MIN/MAX: $100 / $100,000

Leave a Message

Why you might consider investing in us...

1. Our 1st location was profitable within 3 months and has been growing 12% MoM from December 2020 until April 2021
2. We provide go to market ready Ghost kitchens & food incubator spaces which is a $multi-billion dollar industry
3. HUBB Kitchens is a potential real estate play
4. We support a diversity of food entrepreneurs!

HUBB Kitchens supports food entrepreneurs by providing an affordable solution to the space, time, and expense of owning or leasing a kitchen of their own full-time. The growth among Ghost Kitchens, Shared-Use Kitchens, and Food Business Incubators is due to the convergence of trends; including the expanded focus on entrepreneurship in community economic development, growth of artisan food industry, increased food safety regulation, ballooning of online ordering and food delivery, and the visibility of the broader sharing economy.

Jason T Johnson, CEO, President & Founder

CURRENT FUNDRAISE SUMMARY

Fundraise Summary

Security Type	Revenue Share
Investor Eligibility	All Investors
Minimum Investment	$100
Payback Multiple	1.5x
Term	5 years
Payment Frequency	Quarterly
Disbursement Late Fees	5.00%
Loan Collateral	Unsecured
Seniority	Junior

Learn about investing in revenue share loans

Offering Materials

- JJC Disclosures.pdf
- JJC Term Sheet.pdf
- J Johnson Company LLC Revenue Share Agreement.pdf
- J Johnson Company LLC Subscription Agreement.pdf
- J Johnson Company LLC Qualified Investor Questionnaire.pdf

You may download these documents for your own use.

PITCH DECK


H.U.B.B.
Kitchens

Fullscreen

Helping Under-served Beginning Businesses

A shared-use facility to help food business owners with the cost of commercial kitchen space by using our unique hourly rental revenue model.

FINANCIALS

FINANCIALS | **FUNDING** | ASK A QUESTION

This is an overview of the previous and planned financings of the business, including the capital needs the business is looking to cover in the current financing.

Funding Uses for Target Raise ($67 k)

Use	Amount
Equipment Purchase	**$52,000**
Equipment Purchase	**$10,000**

Funding Uses for Max Raise ($200 k)

In addition to target raise

Use	Amount
Hiring	**$105,000**
Equipment Purchase	**$18,000**
Location/Buildout	**$5,000**

Remaining funding uses include cash buffer and Localstake Marketplace fees. See offering materials for full details.

$373,931 from Other Financings

Source	Amount
Outside Investors (Equity)	**$250,000 (planned)**
Outside Investors (Equity)	**$55,500**
Outside Investors (Revenue Share)	**$3,000**
Founders (Equity)	**$65,431**


H.U.B.B. Kitchens Facility & Offerings
Copy link
OUR GOAL: COMMUNITY
This community shared-use kitchen can support the major increase in local culinary businesses.
Watch on YouTube

This H.U.B.B. Kitchens' video shares different company goals while using footage from the facility to give potential clients a visual of the space.


OFFICIALLY OPEN!
H.U.B.B. Kitchens
SEMI-AUTO BOTTLE FILLER
Did you know?

Q&A

PRODUCT | TEAM | MARKETING | CUSTOMERS | INDUSTRY

ASK A QUESTION

Provide us with some background on your products and services.

Everything that an owner/operator needs located in one location. We offer rates starting at $350/month

- Dry and Cooler storage
- Gray Water disposal
- Fresh Water supply
- Grease disposal
- Dishwashing Station
- On-Site Food/Supply Delivery
- 24/7 Access
- Secured overnight parking
- Overnight Electrical Access
- Private Prep Station
- Bottling Facility

What is your product development timeline?

The small footprint hourly model is currently being proven with our first location breaking-even at Month 3 of operations. Our second location opening late April or early May already has a waiting list for food truck clients. Our plan is to open 2-3 new locations starting 2022 using location 1 & 2 as the proven models. Late 2021 could be the acquisition of RTP real estate to have a home base of operations and also given us the ability to put our current two models under one roof. Over the next two years we will be looking to combine our two proven models into 1 facility to create our goal of "One STOP SHOP"

TEAM



Jason T Johnson
CEO, President & Founder

Jason has 16 years of restaurant management experience to efficiently and profitably operate the business. He is a committed, responsible manager who is geared towards consistently fulfilling duties in a professional and efficient manner.



Katherine Symanowicz
Marketing/Content Creation

With a focus in marketing, Katherine creates all content throughout our distribution channels and ensures a consistent company brand across all social media platforms.



Will McGuire
Business Advisor & Investor

Will McGuire is a business advisor and early investor in J. Johnson & Company, LLC (aka H.U.B.B. Kitchens). He is CEO of Incolo, which also has a stake in H.U.B.B. Kitchens. With Incolo, he supports a team who helps create investable founders who make up the rising tide of this region.

"Jason is one of the most talented founders I have met. He has the right mindset and heart to lead a team to success. I've seen this reflected in the authentic...
Read More

Partners & Providers

Incolo (formerly CrowdfundNC)
Partner
Incolo helps build Investable founders with education, experts, & community



Peter D. Singh
Advisor
Business Lawyer with Fourscore Business Law



Deana Thorps
Advisor
Thorps Tax & Accounting Services

ABOUT J. JOHNSON & COMPANY, LLC

Entity	J. Johnson & Company, LLC
Entity Type	LLC
State Organized	North Carolina
Founded	March 2019
Employees	1
Social Media	
Website	

Headquarters


United States Postal Service
300 Fayetteville St, Raleigh, NC 27601
3.2
24 reviews
Directions
View larger map
National Retailer
Moore Square
Whiskey Kitchen
Wake County Justice Center
The UPS Store
Big Ed's City
Red Hat
Sheraton Raleigh
S Dawson St
W Davie St
S Blount St
Raleigh
Google
Map data ©2021
Terms of Use
Report a map error

RISKS & DISCLOSURES

COMPANY RISKS | RELATED PARTIES | SECURITIES RISKS | TAXES | DISCLOSURES | PROCEDURES | ASK A QUESTION

Limited operating history

The Company was founded in March 2019, is an early stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The... Read More

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has limited operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future... Read More

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate... Read More

View More | 1 | 2 | 3 | 4 | 5 | 6

An investment in the Company involves a high degree of risk, and should be regarded as speculative. Prospective investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

Offering Information and Disclosures

This business is conducting an offering of securities in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

The offering is being conducted by Localstake Marketplace LLC, a registered broker dealer and a member of FINRA and SIPC. Check the background of this firm on FINRA's BrokerCheck.

Please review the Offering Materials and our Risks of Investing for a full description of the risks to be considered when assessing an investment in this business.

Important Disclosures: localstake.com is a website owned by Stake Management LLC ("Stake Management"), which licenses SaaS tools and technology to a variety of issuers, broker-dealers, investment advisers, financial institutions and other entities. Stake Management is not a broker dealer, funding portal or investment advisor. The permitted use of Stake Management's technology should not be interpreted as an endorsement or recommendation of any issuer, offering, or technology licensee. The Localstake Marketplace Platform operates under a technology license from Stake Management.

All offerings of securities are made through Localstake Marketplace, a registered broker dealer and member of FINRA and SIPC. Stake Management and Localstake Marketplace are hereinafter referred to collectively as the "Localstake Marketplace Platform Operators", unless otherwise specified.

The Localstake Marketplace Platform Operators do not provide legal advice, tax advice, or make investment recommendations, and no communication through this website or in any other medium should be construed as such. Investment opportunities posted on this website are private placements. Private placement investments are NOT bank deposits (and thus NOT guaranteed or insured by the FDIC, by a bank, or by any other federal governmental agency), and are NOT guaranteed by the Localstake Marketplace Platform Operators or any of their collective affiliates, owners, managers or members. Private placements of securities such as those displayed on this website MAY lose value. There is NO guarantee of a return on your investment and investors must be able to afford the loss of their entire investment. Neither the Securities and Exchange Commission (SEC) nor any federal or state securities commission or regulatory authority has recommended or approved any investment or the accuracy or completeness of any of the information or materials provided by or through this website. Nothing on this website shall constitute an offer to sell, or a solicitation of an offer to subscribe for or buy, any securities to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful.

Any financial projections or returns shown on the website are illustrative examples only. Any investment information contained herein has been secured from sources the Localstake Marketplace Platform Operators believe are reliable, but we make no representations or warranties as to the accuracy of such information and accept no liability therefor. Offers to sell by issuers on Localstake Marketplace or the solicitations of offers to buy by investors on Localstake Marketplace, any security are only made through official offering materials that contain important information about risks, fees and expenses. Investors should conduct their own due diligence, not rely on the financial assumptions or estimates displayed on this website, and are encouraged to consult with a financial advisor, attorney, accountant, and any other professional that can help to understand and assess the risks associated with an investment opportunity. Please review the risks of investing in private placements on Localstake Marketplace.